

Mail Stop 4720

February 29, 2016

Via E-mail
John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45244

> **Re:** **Meridian Bioscience, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2015**
> **Filed November 30, 2015**
> **File No. 000-14902**

Dear Mr. Kraeutler:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Intellectual Property, Patents and Licenses, page 12

1.   We refer to the table which indicates that the illumigene product family accounted for 21% of your FY2015 revenues. We note that your disclosures in this table and the one in your Form 10-K for FY2013 indicate that the percentage of your revenues from this product family increased in each of the last three fiscal years and that the applicable percentage was 14% in FY2012. Accordingly, please confirm that in future filings, as applicable, you will expand your disclosure concerning the illumigene patents to address the identity of the licensor, the royalty obligations, and the termination provisions. Additionally, please file the license agreement as an exhibit or provide an analysis explaining why it should not be filed pursuant to Regulation S-K, Item 601(b)(10).

John A. Kraeutler
Meridian Bioscience, Inc.
February 29, 2016
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: F. Mark Reuter, Esq.
       Keating Muething & Klekamp PLL